UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. 2)
MSA Safety Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
553498106
(CUSIP Number)
February 26, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]   Rule 13d-1(b)
[  ]   Rule 13d-1(c)
[  ]   Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553498106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) (ENTITIES ONLY):
	APG Asset Management US Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	4,284,863
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	4,284,863
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		4,284,863
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		11.0%*
12	TYPE OF REPORTING PERSON		CO, IA

* Based on 39,089,206 shares of Common Stock outstanding as of February 12, 2021, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2020 filed with the Securities and Exchange Commission on February 19, 2021.

CUSIP No. 553498106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) (ENTITIES ONLY):
	APG Asset Management, N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of the Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	4,284,863
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	4,284,863
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		4,284,863
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		11.0%*
12	TYPE OF REPORTING PERSON		CO

* Based on 39,089,206 shares of Common Stock outstanding as of February 12, 2021, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2020 filed with the Securities and Exchange Commission on February 19, 2021.

CUSIP No. 553498106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) (ENTITIES ONLY):
	APG Groep, N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of the Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	4,284,863
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	4,284,863
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		4,284,863
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		11.0%*
12	TYPE OF REPORTING PERSON		CO

* Based on 39,089,206 shares of Common Stock outstanding as of February 12, 2021, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2020 filed with the Securities and Exchange Commission on February 19, 2021.

CUSIP No. 553498106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) (ENTITIES ONLY):
	Stichting Pensioenfonds ABP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of the Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	4,284,863
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	4,284,863
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		4,284,863
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		11.0%*
12	TYPE OF REPORTING PERSON		EP

* Based on 39,089,206 shares of Common Stock outstanding as of February 12, 2021, as reported in the Issuer’s Report on Form 10-K for the period ended December 31, 2020 filed with the Securities and Exchange Commission on February 19, 2021.

CUSIP No. 553498106

AMENDMENT NO. 2 TO SCHEDULE 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on March 17, 2020 and Amendment No. 1 thereto filed on January 19, 2021 (as so amended, the “Schedule 13G”).  Terms defined in the Schedule 13G are used herein as so defined.

The following Item of the Schedule 13G is hereby amended and restated as follows:

ITEM 4.	Ownership: The information requested in this item is incorporated herein by reference to the cover pages to this Amendment No. 2 to Schedule 13G.

APG Asset Management, N.V. ("APG NL") is wholly-owned by APG Groep, N.V. (“APG Groep”) and is the investment manager with respect to the securities to which this statement relates.  Pursuant to an Investment Management Agreement, APG NL has delegated its investment and voting power with respect to such securities to APG Asset Management US, Inc. (“APG US”), which is its wholly-owned subsidiary.  Stichting Pensioenfonds ABP is the majority owner of APG Groep.  By virtue of the relationships described above, each of the Reporting Persons may be deemed to share beneficial ownership of the securities to which this statement relates and may be deemed to be a member of a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended). However, each Reporting Person disclaims membership in any such group, and further, each Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

CUSIP No. 553498106

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  March 3, 2021

APG ASSET MANAGEMENT US, INC.

By:	/s/ Evan Gordon
Name:	Evan Gordon
Title:	Chief Compliance Officer

APG ASSET MANAGEMENT, N.V.

By:	/s/ Evan Gordon
Name:	Evan Gordon
Title:	Chief Compliance Officer

APG GROEP, N.V.

By:	/s/ Evan Gordon
Name:	Evan Gordon
Title:	Chief Compliance Officer

STICHTING PENSIOENFONDS ABP

By:	/s/ Evan Gordon
Name:	Evan Gordon
Title:	Chief Compliance Officer